UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No.: 333-67466
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Willis 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

Willis North America Inc.
Attn: Adam Ciongoli One World Financial Center 200 Liberty Street New York, NY 10281-1003 (212) 915-8888

Willis 401(k) Retirement
Savings Plan
Financial Statements as of December 31, 2007 and
2006, and for the Year Ended December 31, 2007,
Supplemental Schedule as of December 31, 2007,
and Report of Independent Registered Public
Accounting Firm

WILLIS 401(k) RETIREMENT SAVINGS PLAN
NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WILLIS 401(K) RETIREMENT SAVINGS PLAN
By:	/s/ Susan Sztuka
Susan Sztuka
Group Director - Human Resources Willis Group Holdings Limited

Dated: June 30, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Benefits Committee
Willis North America Inc.
Nashville, Tennessee
We have audited the accompanying statements of net assets available for benefits of the Willis 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
June 27, 2008
/s/ Deloitte & Touche LLP

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:
Participant-directed investments — at fair value	$304,384,732	$288,087,932
Participant loans receivable	4,064,727	3,559,541
Contributions receivable	870,666	816,286
Cash	—	275,768

NET ASSETS AVAILABLE FOR BENEFITS — at fair value	309,320,125	292,739,527

Adjustments from fair value to contract value for fully benefit-responsive investment contract	(943,416)	—

NET ASSETS AVAILABLE FOR BENEFITS	$308,376,709	$292,739,527

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2007

ADDITIONS TO NET ASSETS:
Investment income:
Dividends	$4,853,433
Interest	2,578,943
Interest from participant loans	279,554
Net realized and unrealized appreciation in fair value of investments	10,499,184

Total investment income	18,211,114

Contributions:
Contributions from participants — pre tax	28,874,528
Contributions from participants — post tax	78,373
Contributions from employer — net of forfeitures	5,478,713

Total contributions	34,431,614

TOTAL ADDITIONS TO NET ASSETS	52,642,728

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	(36,958,976)
Plan expenses	(46,570)

TOTAL DEDUCTIONS FROM NET ASSETS	(37,005,546)

NET INCREASE	15,637,182

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	292,739,527

End of year	$308,376,709

See notes to financial statements.

WILLIS 401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006, AND FOR THE YEAR ENDED DECEMBER 31, 2007
1. DESCRIPTION OF THE PLAN
The following description of the Willis 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan sponsored by Willis North America Inc. (the “Company” or “Employer”), a subsidiary of Willis Group Holdings Limited, and covers all eligible employees of the Company and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Contributions — Full-time and part-time employees of the Company are eligible to participate in the Plan. Effective January 1, 2007, the Plan was amended to automatically enroll newly hired employees in the Plan at 3% of eligible compensation after 60 days of service. Participants may elect to contribute between 1% and 99% of their eligible compensation as pre-tax or Roth 401(k) contributions, subject to Internal Revenue Service (IRS) limits. For employees hired on or after January 1, 2007, the Employer matching contribution is 50% of participant contributions up to a maximum of 6% of the employee’s annual eligible compensation or $6,000. For employees hired prior to January 1, 2007, the Employer matching contribution is 100% of participant contributions up to a maximum of 3% of the employee’s annual eligible compensation or $3,000. Annual compensation shall mean the participant’s base pay plus commissions and production incentives received during the calendar year.
Participant Accounts — Each participant’s account is credited with the participant’s contributions and allocations of (a) the Employer’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations of earnings are made daily.
At December 31, 2007, participant and employee matching contributions may be invested in any combination of the following:
Diversified Investment Advisors High Yield Bond Fund
Diversified Investment Advisors Stock Index Fund
PIMCO Total Return Fund
Baron Asset Fund
Columbia Small Cap Value Fund
Royce Value Plus Fund
Davis NY Venture Fund
Wells Fargo Advantage Mid Cap Fund
Alliance Bernstein International Value Fund
American Funds Fundamental Investments Fund
American Funds Growth Fund
Willis Stable Value Fund
Willis Stock Fund

In addition, participants have the option of transferring amounts from the above funds into a self-directed brokerage account. The Willis Stable Value Fund is fully-benefit responsive and is invested in a group annuity insurance contract with Transamerica Financial Life Insurance Company (TFLIC).
Payment of Benefits — Participants are eligible for distributions upon retirement, disability, termination of service, or death. Special provisions allow for earlier distributions of participants’ contributions and earnings thereon, and vested Employer contributions and earnings thereon, as hardship withdrawals, subject to certain IRS regulations. Upon receiving a hardship withdrawal, a participant’s contributions to the Plan will automatically be suspended for a period of six months. Distributions of accounts are made in lump-sum amounts. Benefit payments requested but not yet paid totaled $0 at December 31, 2007 and 2006.
Vesting — A participant’s contributions and earnings thereon are immediately fully vested. Employer contributions and earnings thereon partially vest after two years of service. Employer contributions and earnings thereon fully vest after five years of service with the Company, or a predecessor company, or as soon as the employee reaches the age of 65, dies, or becomes disabled, whichever occurs first.
Participant Loans — Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 10.2%, which are commensurate with prevailing rates as determined by the Plan administrator. Loan maturity dates range from January 16, 2008 to December 15, 2022. Principal and interest are paid ratably through payroll deductions.
Forfeitures — Terminating participants forfeit all nonvested Employer contributions. The forfeitures are used to offset future Employer contributions. Forfeited nonvested accounts totaled $138,580 and $47,596 at December 31, 2007 and 2006, respectively.
Plan Termination — Although the Company has not expressed any intent to terminate the Plan, it may cease making contributions or terminate the Plan, at any time, subject to the provisions of ERISA. Upon termination of the Plan, partial termination, or complete discontinuance of the Employer’s contributions to the Plan, the balance in each participant’s or retired participant’s accounts becomes nonforfeitable and each participant, retired participant, or beneficiary is entitled to receive any amounts then credited to his or her accounts in the trust fund, provided that the Company may elect to continue the trust and make payments therefrom, pursuant to the terms of the Plan.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.
Valuation of Investments — The fair value of investments in securities and in mutual funds is based upon closing market quotations as of the last business day of the Plan year. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value. Fair value of the contract is calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Participant loans are valued at the outstanding loan balances. Purchases and sales of securities are recorded on a trade-date basis. The average cost method is used in determining the cost of investments sold.
In accordance with Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), the statements of net assets available for benefits present an investment contract at fair value as well as an additional line item showing an adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the FSP.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and investment contracts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.
Payment of Benefits — Benefits are recorded when paid.
3. INVESTMENTS
Individual investments that represent greater than 5% of the Plan’s net assets are as follows:

As of December 31, 2007:
Willis Stable Value Fund	$53,834,875
Diversified Investment Advisors Stock Index Fund	46,253,053
American Funds Fundamental Investment Fund	44,793,311
Willis Stock Fund	21,779,551
Columbia Small Cap Value Fund	16,659,536
Alliance Bernstein International Value Fund	21,364,202
PIMCO Total Return Fund	19,094,568
Royce Value Plus Fund	15,616,172

As of December 31, 2006:
Diversified Investment Advisors Stable Value Fund	$54,942,830
Diversified Investment Advisors Stock Index Fund	49,491,959
American Funds Fundamental Investment Fund	41,981,873
Willis Stock Fund	24,600,679
Columbia Small Cap Value Fund	18,619,560
Alliance Bernstein International Value Fund	16,739,538
Royce Value Plus Fund	14,766,040
During 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $10,499,184 as follows:

Mutual funds	$9,965,953
Common stock	503,279
Corporate bonds	1,377
U.S. government securities	28,575

$10,499,184

4. INVESTMENT CONTRACT WITH INSURANCE COMPANY
     The Plan has a fully benefit-responsive investment contract with TFLIC. TFLIC maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value, for example, the Plan may not withdraw more than 25% of the beginning of the year balance of the contract without incurring a penalty. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. TFLIC may not terminate the contract at any amount less than contract value.
TFLIC is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis.

	2007	2006
Average yields:
Based on annualized earnings (1)	5.72%	4.80%
Based on interest rate credited to participants (2)	4.49	4.80

(1)	Computed by dividing the annualized actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.
(2)	Computed by dividing the annualized earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date.
5. INCOME TAX STATUS
The Plan has received a determination letter from the IRS dated October 30, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. The Company filed for a new determination letter on January 31, 2007. The Plan is required to operate in conformity with the Code to maintain its qualification. The new determination letter was received on May 18, 2008.
6. TRANSACTIONS WITH PARTIES-IN-INTEREST
Transactions with parties-in-interest include contributions from the Company, various funds managed by the recordkeeper of the Plan, and the investment contract managed by TFLIC, therefore, these transactions qualify as party-in-interest transactions. Administrative expenses of the Plan not borne by participants are paid by the Company. Such amounts paid by the Company in 2007 were not significant.
At December 31, 2007 and 2006, the Plan held 555,080 and 619,508 shares, respectively, of common stock of Willis Group Holdings Limited, with a fair value of $21,779,551 and $24,600,679, respectively.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of the employee contributions in the financial statements to the Form 5500 for the year ending December 31, 2007:

Employee contributions per the financial statements	$28,952,901
Excess contributions refunded to participants	1,756

Employee contributions per the Form 5500	$28,954,657

8. SUBSEQUENT EVENT
On June 8, 2008, Willis Group Holdings Limited and Hilb Rogal & Hobbs Company (HRH) announced that they had entered into an Agreement and Plan of Merger, dated as of June 7, 2008 (the “Merger Agreement”), that provides, among other things, for HRH to be merged with a wholly-owned subsidiary of Willis Group Holdings Limited. HRH is the eighth largest insurance and risk management intermediary in the United States, with over 140 offices throughout the United States and the world. The transaction is expected to close in the fourth quarter of 2008. The Merger Agreement has been approved by the Boards of Directors of Willis and HRH and is subject to customary closing conditions, including regulatory and HRH shareholder approval. The impact on the Plan is under review.
******

SUPPLEMENTAL SCHEDULE

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Face Value,	Description of Investment Including
Identity of Issue, Borrower,	Units or	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Shares	Collateral, Par, or Maturity Value	Value
* WILLIS STABLE VALUE FUND		Group Annuity Insurance Contract	$53,834,875
AMERICAN FUNDS FUNDAMENTAL INVESTMENT FUND		Mutual Funds	44,793,311
* DIVERSIFIED INVESTMENT ADVISORS HIGH YIELD BOND		Mutual Funds	6,517,733
* DIVERSIFIED INVESTMENT ADVISORS STOCK INDEX FUND		Mutual Funds	46,253,053
* WILLIS STOCK FUND		Mutual Funds	21,779,551
BARON ASSET FUND		Mutual Funds	10,918,625
COLUMBIA SMALL CAP VALUE FUND		Mutual Funds	16,659,536
ROYCE VALUE PLUS FUND		Mutual Funds	15,616,172
DAVIS NY VENTURE FUND		Mutual Funds	14,605,358
PIMCO TOTAL RETURN FUND		Mutual Funds	19,094,568
WELLS FARGO ADVANTAGE MID CAP FUND		Mutual Funds	3,576,298
ALLIANCE BERNSTEIN INTERNATIONAL VALUE FUND		Mutual Funds	21,364,202
AMERICAN FUNDS GROWTH FUND		Mutual Funds	11,667,447
SCHWAB MONEY MARKET FUND		Money Market	2,298,685
BK OF N GEORGIA 4.55%	4,000	Principal Amount Due 02/14/2008	3,997
CAPMARK BANK NA 5.15%	50,000	Principal Amount Due 09/19/2008	50,008
CENTENNIAL BANK 4.85%	35,000	Principal Amount Due 11/15/2010	34,821
CIT BANK N A 5.0%	29,000	Principal Amount Due 04/18/2008	28,985
DISCOVER BANK N A 5.3%	50,000	Principal Amount Due 05/14/2008	50,037
DISCOVER BANK NA 5.15%	26,000	Principal Amount Due 06/23/2008	26,011
GEORGIAN BANK N A 5.1%	23,000	Principal Amount Due 02/24/2009	23,015
GREATER BAY BANK 5.15%	30,000	Principal Amount Due 02/06/2008	29,995
HOMESTREET BANK 4.85%	28,000	Principal Amount Due 04/28/2008	27,973
INDYMAC BANK N A 4.9%	30,000	Principal Amount Due 04/24/2008	29,980
LEHMAN COMM BK 5.15%	45,000	Principal Amount Due 02/22/2008	44,992
LEHMAN COMM BK N 5.0%	26,000	Principal Amount Due 02/08/2008	25,992
SHOREBANK N A 4.65%	35,000	Principal Amount Due 12/05/2008	34,875
WASHINGTON MU BA 4.75%	95,000	Principal Amount Due 05/21/2008	94,868
WESTERNBANK PR 4.95%	50,000	Principal Amount Due 09/20/2010	49,892
WORLD SAVINGS BA 5.2%	67,000	Principal Amount Due 04/25/2008	66,991
AIM CONSTELLATION FUND CL A	2,236	Mutual Fund	65,671
AIM TECHNOLOGY FUND INV	210	Mutual Fund	6,438
ALLIANCEBERNSTEIN HLDG UNIT L	100	Mutual Fund	7,525
ALLIANCEBERNSTEIN INTL GROWTH	1,673	Mutual Fund	34,716
ALLIANZ RCM BIOTECH FUND C	465	Mutual Fund	11,957
ALLIANZ RCM HEALTHCARE FD CL	227	Mutual Fund	5,595
ALPINE DYNAMIC DIVIDEND FUND	1,032	Mutual Fund	12,479
ALPINE TOTAL DYNAMIC FD ** PEN	4,721	Mutual Fund	80,155
AMERICAN BEACON INTL EQT PLAN	444	Mutual Fund	10,027
AMERICAN CENTURY GOVT BOND F	3,985	Mutual Fund	42,764
AMERICAN CENTURY INTL BOND F	3,544	Mutual Fund	51,465
AMERICAN CENTURY INTL GROWTH	1,265	Mutual Fund	17,490
AMERICAN CENTURY TARGET MATURI	498	Mutual Fund	48,966
AMERICAN FD INV CO OF AMERIC	47	Mutual Fund	1,538
AMERICAN FD INVESTMENT COMPAN	1,611	Mutual Fund	53,091
AMERICAN FD NEW PERSPE	61	Mutual Fund	2,055
ARTISAN INTL FUND	1,436	Mutual Fund	42,920
ARTISAN OPPORTUNISTIC VALUE	1,551	Mutual Fund	16,118
BARON ASSET FUND	123	Mutual Fund	7,848
BARON PARTNERS FUND	1,264	Mutual Fund	30,025
CALAMOS GROWTH FUND CLASS	1,305	Mutual Fund	76,522
CENTRAL FD CDA LTD CLA FCLASS	4,170	Mutual Fund	45,078
CHASE GROWTH FUND	219	Mutual Fund	4,556
CLAYMORE EXCH TRADED FD BNY BR	150	Mutual Fund	8,009
CLAYMORE EXCH TRADED FD S&P GL	607	Mutual Fund	15,709
CLAYMORE MLP OPPTY FUND	240	Mutual Fund	5,011
COLUMBIA MID CAP VALUE FD CL	824	Mutual Fund	12,091
CREDIT SUISSE GLOBAL SMALL	385	Mutual Fund	8,915
DAVIS NY VENTURE FD CL A	879	Mutual Fund	35,153
DECODE GENETICS INC F	5,900	Mutual Fund	21,712
DELAFIELD FUND	1,227	Mutual Fund	29,829
DFA EMERGING MARKETS CORE E	558	Mutual Fund	11,740
DFA INTERNATIONAL CORE EQUITY	2,974	Mutual Fund	41,044
DFA INTL SMALL CAP VALUE PORTF	181	Mutual Fund	3,536
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
DFA INTL SMALL COMPANY PORTFO	1,776	Mutual Fund	$33,393
DFA INTL VALUE PORTFOLIO	2,360	Mutual Fund	57,392
DFA REAL ESTATE SECURI	1,386	Mutual Fund	32,460
DFA U.S. LARGE CAP VALUE PORTF	4,918	Mutual Fund	114,099
DFA U.S. SMALL CAP VALUE PORTF	2,631	Mutual Fund	62,732
DFA US LARGE CO PORT	397	Mutual Fund	17,063
DFA US MICRO CAP PORT	1,104	Mutual Fund	14,865
DODGE & COX INCOME FUND	1,563	Mutual Fund	19,553
DODGE & COX INTL STOCK FUND	2,306	Mutual Fund	106,122
DODGE & COX STOCK FUND	267	Mutual Fund	36,945
EXCELSIOR EMERGING MARKET	646	Mutual Fund	10,797
EXCELSIOR VALUE AND RESTRU	1,546	Mutual Fund	87,845
FBR SMALL CAP FINANCIAL FUND	153	Mutual Fund	2,421
FIDELITY CANADA FUND	854	Mutual Fund	52,464
FIDELITY CAPITAL APPREC	502	Mutual Fund	13,423
FIDELITY CHINA REGION FUND	724	Mutual Fund	22,555
FIDELITY INTL DISCOVERY FUND	925	Mutual Fund	39,858
FIDELITY LATIN AMER FUND	952	Mutual Fund	59,014
FIDELITY SLCT BROKERAGE & INVE	7	Mutual Fund	486
FIDELITY SLCT COMM EQUIPM	55	Mutual Fund	1,242
FIDELITY SLCT DEFENSE & AEROSP	153	Mutual Fund	13,573
FIDELITY SLCT HEALTH CARE F	64	Mutual Fund	8,050
FIDELITY SLCT NAT RES	839	Mutual Fund	33,601
FIDELITY SLCT SOFTWARE & COMP	39	Mutual Fund	3,169
FIDELITY SLCT TELECOM FUND	30	Mutual Fund	1,567
FIDELITY SOUTHEAST ASIA FUND	105	Mutual Fund	4,161
FIRST AMERICAN SMALL CAP GROWT	268	Mutual Fund	4,966
FIRST AMERICAN SMALL MIDCAP CO	24	Mutual Fund	242
FIRST EAGLE GLOBAL FUND CLASS	2,902	Mutual Fund	130,305
GABELLI EQUITY INCOME FUND C	734	Mutual Fund	16,289
GAMCO GOLD FUND CL AAA	154	Mutual Fund	4,327
GATEWAY FUND	5,043	Mutual Fund	144,435
HARBOR INTERNATIONAL FUND I	465	Mutual Fund	32,862
HARDING LOEVNER EMERGING MARKE	585	Mutual Fund	33,635
HARTFORD CAPITAL APPR FUND C	1,241	Mutual Fund	50,186
HARTFORD GROWTH OPPORT	1,500	Mutual Fund	48,527
HENNESSY CORNERSTONE VALUE	514	Mutual Fund	7,687
HODGES FUND	1,667	Mutual Fund	45,726
HUSSMAN STRATEGIC GROWTH	359	Mutual Fund	5,594
ICON ASIA PACIFIC REGIONFD CL	893	Mutual Fund	13,826
ICON ENERGY FUND	948	Mutual Fund	31,894
ICON LONG SHORT FUND CL I	1,473	Mutual Fund	26,969
JANUS BALANCED FUND	2	Mutual Fund	38
JANUS CONTRARIAN FUND	608	Mutual Fund	11,828
JANUS GROWTH & INCOME FD	602	Mutual Fund	21,949
JANUS MID CAP VALUE FUND INV C	331	Mutual Fund	7,428
JANUS OVERSEAS FUND	1,004	Mutual Fund	54,120
JANUS RESEARCH FUND	528	Mutual Fund	16,392
KEELEY SMALL CAP VALUE FUND C	1,293	Mutual Fund	35,260
KINETICS PARADIGM FUND	446	Mutual Fund	13,837
LARGE CAP GROWTH EQUITY PORTFO	418	Mutual Fund	9,932
LAZARD EMERGING MARKETS PORTFO	2,204	Mutual Fund	53,283
LEUTHOLD ASSET ALLOCA	1,808	Mutual Fund	20,381
LEUTHOLD CORE INVESTMENT FUND	440	Mutual Fund	7,946
LOOMIS SAYLES GLOBAL BD FUND C	6,739	Mutual Fund	107,221
LOOMIS SAYLES STRATEGIC INCOME	433	Mutual Fund	6,504
MANAGERS BOND FUND	1,934	Mutual Fund	49,017
MANAGERS VALUE FUND	3,277	Mutual Fund	71,527
MATTHEWS CHINA FUND	83	Mutual Fund	3,317
MATTHEWS INDIA FUND	1,981	Mutual Fund	48,410
MATTHEWS PACIFIC TIGER FUND	614	Mutual Fund	17,119
MERIDIAN GROWTH FUND	341	Mutual Fund	12,857
MUHLENKAMP FUND	92	Mutual Fund	5,963
NB FOCUS FUND INVESTOR CLASS	113	Mutual Fund	3,080
NORTHERN INCOME EQTY FD	621	Mutual Fund	7,781
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
OAKMARK EQUITY INCOME FD	204	Mutual Fund	$5,473
OAKWOOD HOMES CORP NEW	200	Mutual Fund	—
PARNASSUS EQUITY INCOME FUND I	244	Mutual Fund	6,172
PAYDEN VALUE LEADERS FUND	310	Mutual Fund	3,986
PENNSYLVANIA MUTUAL FUND	878	Mutual Fund	9,498
PERMANENT PORTFOLIO	159	Mutual Fund	5,730
PIMCO COMMODITY REAL RETURN	5,114	Mutual Fund	83,008
PIMCO CORPORATE OPPTY FD	192	Mutual Fund	2,587
PIMCO DEVELOPING LOCAL MARKET	8,112	Mutual Fund	85,664
PIMCO REAL RETURN FUND CLASS	2,019	Mutual Fund	22,126
PIN OAK AGGRESSIVE STOCK FUND	129	Mutual Fund	3,234
PROFUNDS ULTRA BULL FUND INV C	216	Mutual Fund	15,081
PRUDENT BEAR FUND	906	Mutual Fund	5,682
ROYCE PREMIER FUND	3,785	Mutual Fund	65,715
ROYCE VALUE PLUS FUND SVC CL	3,048	Mutual Fund	42,087
RS EMERGING GROWTH FUND	408	Mutual Fund	16,595
RS INFORMATION AGE FUND	725	Mutual Fund	12,707
SCHWAB DIVIDEND EQUITY FUND I	2,073	Mutual Fund	31,164
SCHWAB GOVT MONEY FUND	16,117	Mutual Fund	16,117
SCHWAB HEALTH CARE FUND	851	Mutual Fund	14,049
SCHWAB INSTITUTIONAL SELECT	7,008	Mutual Fund	81,220
SCHWAB INVESTOR MONEY FD	3,903	Mutual Fund	3,903
SCHWAB MARKETTRACK CONSER	426	Mutual Fund	6,077
SCHWAB PREMIER EQUITY SELECT	7,315	Mutual Fund	91,004
SCHWAB S&P500 INDEX FUND — IN	440	Mutual Fund	9,960
SCHWAB SMALL CAP INDEX FUND	399	Mutual Fund	7,836
SCHWAB SMALL CAP INDEX SELECT	734	Mutual Fund	14,431
SCHWAB TARGET 2010 FUND	10,965	Mutual Fund	126,205
SCHWAB TOTAL BD MKT FUND	1,976	Mutual Fund	19,301
SCHWAB VALUE ADVANTAGE MONEY	25,016	Mutual Fund	25,016
SCHWAB YIELDPLUS INV SHARES	1,705	Mutual Fund	15,464
SCOR ADR FSPONSO	2,230	Mutual Fund	5,706
SELECTED AMERICAN SHARES CL D	571	Mutual Fund	27,307
SELECTED AMERICAN SHARESCLASS	1,371	Mutual Fund	65,490
SOUND SHORE FUND INC	3,490	Mutual Fund	124,520
T ROWE PRICE CAPITAL APPREC	1,304	Mutual Fund	25,954
T ROWE PRICE EUROPEAN STOCK	181	Mutual Fund	3,582
T ROWE PRICE INTL BOND FUND	2,844	Mutual Fund	28,700
T ROWE PRICE LATIN AMERIC	618	Mutual Fund	33,288
T ROWE PRICE MEDIA AND TELECO	229	Mutual Fund	11,079
TEMPLETON BRIC FD CL A	17	Mutual Fund	315
TEMPLETON FOREIGN FUND CL A	1,239	Mutual Fund	15,518
TEMPLETON GLOBAL BOND FUND A	2,786	Mutual Fund	31,756
TEMPLETON WORLD FUND CL A	2,525	Mutual Fund	47,465
THIRD AVE REAL ESTATE VALUE	369	Mutual Fund	10,279
THIRD AVENUE VALUE FUND	387	Mutual Fund	23,495
THOMPSON PLUMB GROWTH FUND	433	Mutual Fund	16,819
THORNBURG CORE GROWTH FUND C	528	Mutual Fund	10,503
THORNBURG GBL OPPTY FD INSTL	1,620	Mutual Fund	30,906
THORNBURG INTL VALUE FD CLASS	388	Mutual Fund	12,867
THORNBURG INV INCOME BUILDE	1,402	Mutual Fund	31,780
TORRAY FUND	620	Mutual Fund	22,600
TRANSAMERICA PREMIER EQUITY	1,004	Mutual Fund	25,694
TWEEDY BROWNE GLOBAL VALUE	31	Mutual Fund	914
U.S. GLOBAL INVESTORS EASTER	318	Mutual Fund	15,842
UNITED STATES NAT GAS FD	150	Mutual Fund	5,438
URANIUM PARTICIPATION F	800	Mutual Fund	8,519
VALUE LINE EMERGING OPPORT	75	Mutual Fund	2,559
VAN KAMPEN EMERGING MARKET	25	Mutual Fund	661
VANGUARD 500 INDEX FUND INVEST	795	Mutual Fund	107,386
VANGUARD DEVELOPED MKTS INDEX	4,550	Mutual Fund	61,740
VANGUARD EMERGING MARKET	355	Mutual Fund	37,027
VANGUARD EMERGING MKTS STOCK	661	Mutual Fund	21,889
VANGUARD ENERGY	50	Mutual Fund	5,675
VANGUARD EUROPEAN STOCK INDEX	514	Mutual Fund	20,453
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
VANGUARD GROWTH	988	Mutual Fund	$63,701
VANGUARD GROWTH & INCOME FUND	608	Mutual Fund	19,453
VANGUARD HEALTH CARE FD INVES	238	Mutual Fund	33,031
VANGUARD HIGH YIELD CORP FUND	3,473	Mutual Fund	20,489
VANGUARD INFLATION PROTEC	4,524	Mutual Fund	56,330
VANGUARD INTL GROWTH FD INVEST	889	Mutual Fund	22,064
VANGUARD INTL VALUE FUND	442	Mutual Fund	18,554
VANGUARD PRECIOUS METALS FUND	272	Mutual Fund	9,054
VANGUARD REIT	105	Mutual Fund	6,427
VANGUARD REIT INDEX FUND INVES	388	Mutual Fund	7,931
VANGUARD SMALL CAP GROWTH	740	Mutual Fund	14,805
VANGUARD SMALL CAP GRWTH	380	Mutual Fund	27,064
VANGUARD WELLESLEY INCOME	891	Mutual Fund	19,446
VANGUARD WELLINGTON FD INVEST	890	Mutual Fund	29,028
VANGUARD WINDSOR FUND INVEST	955	Mutual Fund	14,999
VANGUARD WINDSOR II FD INVEST	813	Mutual Fund	25,417
WEITZ VALUE FUND	849	Mutual Fund	26,899
WELLS FARGO ADVANTAGE GOVT S	617	Mutual Fund	6,493
WELLS FARGO ADVANTAGE GROWTH	247	Mutual Fund	7,141
WELLS FARGO ADVANTAGE INTL E	68	Mutual Fund	1,138
WELLS FARGO ADVANTAGE LARGE	65	Mutual Fund	3,657
WESTERN ASSET PREMIER FD	4,000	Mutual Fund	52,520
WHITE OAK GROWTH STOCK FUND	1,543	Mutual Fund	57,245
WILLIAM BLAIR INTL GROWTH	277	Mutual Fund	8,053
U S TREAS STRIP 0% 02/08INT PM	12,000	Principal Amoun Due 02/15/2008	11,953
U S TREAS STRIP 0% 02/09INT PM	12,000	Principal Amoun Due 02/15/2009	11,567
U S TREAS STRIP 0% 02/10INT PM	12,000	Principal Amoun Due 02/15/2010	11,259
U S TREAS STRIP 0% 02/11INT PM	48,000	Principal Amoun Due 02/15/2011	43,380
U S TREAS STRIP 0% 02/12INT PM	12,000	Principal Amoun Due 02/15/2012	10,489
U S TREAS STRIP 0% 02/13INT PM	12,000	Principal Amoun Due 02/15/2013	10,035
U S TREAS STRIP 0% 02/14INT PM	12,000	Principal Amoun Due 02/15/2014	9,559
U S TREAS STRIP 0% 05/08INT PM	12,000	Principal Amoun Due 05/15/2008	11,854
U S TREAS STRIP 0% 05/09INT PM	12,000	Principal Amoun Due 05/15/2009	11,498
U S TREAS STRIP 0% 05/10INT PM	12,000	Principal Amoun Due 05/15/2010	11,194
U S TREAS STRIP 0% 05/11INT PM	12,000	Principal Amoun Due 05/15/2011	10,828
U S TREAS STRIP 0% 05/12INT PM	12,000	Principal Amoun Due 05/15/2012	10,466
U S TREAS STRIP 0% 05/13INT PM	12,000	Principal Amoun Due 05/15/2013	9,919
U S TREAS STRIP 0% 08/08INT PM	12,000	Principal Amoun Due 08/15/2008	11,779
U S TREAS STRIP 0% 08/09INT PM	12,000	Principal Amoun Due 08/15/2009	11,413
U S TREAS STRIP 0% 08/10INT PM	12,000	Principal Amoun Due 08/15/2010	11,078
U S TREAS STRIP 0% 08/11INT PM	12,000	Principal Amoun Due 08/15/2011	10,695
U S TREAS STRIP 0% 08/12INT PM	12,000	Principal Amoun Due 08/15/2012	10,266
U S TREAS STRIP 0% 08/13INT PM	12,000	Principal Amoun Due 08/15/2013	9,825
U S TREAS STRIP 0% 11/08INT PM	12,000	Principal Amoun Due 11/15/2008	11,672
U S TREAS STRIP 0% 11/09INT PM	53,000	Principal Amoun Due 11/15/2009	50,077
U S TREAS STRIP 0% 11/10INT PM	12,000	Principal Amoun Due 11/15/2010	10,946
U S TREAS STRIP 0% 11/11INT PM	12,000	Principal Amoun Due 11/15/2011	10,800
U S TREAS STRIP 0% 11/12INT PM	12,000	Principal Amoun Due 11/15/2012	10,164
U S TREAS STRIP 0% 11/13INT PM	12,000	Principal Amoun Due 11/15/2013	9,722
1/100 BERKSHIRE HTWY CLA100 SH	100	Shares of Common Stock	141,600
3M COMPANY	0.3	Shares of Common Stock	23
A E S CORP	1,000	Shares of Common Stock	21,390
A M R CORPORATION	75	Shares of Common Stock	1,052
A T & T INC NEW	832	Shares of Common Stock	34,581
ABBOTT LABORATORIES	590	Shares of Common Stock	33,129
ACCURAY INC ** PEN	600	Shares of Common Stock	9,132
ADIRONRACK LODGING	50,000	Shares of Common Stock	50,000
ADV AMER CASH ADV CENTER** PEN	109	Shares of Common Stock	1,108
AETNA INC NEW	50	Shares of Common Stock	2,887
AIR PROD & CHEMICALS INC	250	Shares of Common Stock	24,658
AK STEEL HOLDING CORP	100	Shares of Common Stock	4,624
ALAMOS GOLD INC F	400	Shares of Common Stock	2,241
ALBERTA STAR DEV CORP F	1,000	Shares of Common Stock	578
ALCATEL LUCENT ADR FSPONSO	1,014	Shares of Common Stock	7,422
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
ALLEGHENY TECH INC NEW	200	Shares of Common Stock	$17,280
ALLIED IRISH BANKS ADR FSPONSO	300	Shares of Common Stock	13,782
ALLIED WORLD ASSURANCE ** PEN	200	Shares of Common Stock	10,034
ALLIS CHALMERS ENERGY	1,500	Shares of Common Stock	22,125
ALNYLAM PHARMACEUTICALS ** PEN	500	Shares of Common Stock	14,540
ALPHA NATURAL RESOURCES ** PEN	500	Shares of Common Stock	16,240
ALTRIA GROUP INC	571	Shares of Common Stock	43,131
AMAZON COM INC	230	Shares of Common Stock	21,307
AMERICAN CAP STRATEGIES	280	Shares of Common Stock	9,229
AMERICAN INTL GROUP INC	1,967	Shares of Common Stock	114,689
AMERICAN SKIING CORP XXXPLAN O	1,830	Shares of Common Stock	11
AMGEN INCORPORATED	100	Shares of Common Stock	4,644
ANHEUSER BUSCH CO INC	56	Shares of Common Stock	2,918
ANTARES PHARMA INC	2,000	Shares of Common Stock	1,960
APACHE CORP	55	Shares of Common Stock	5,915
APOLLO GOLD CORPORATIONF	5,000	Shares of Common Stock	3,000
APPLE INC	412	Shares of Common Stock	81,609
APPLIED MATERIALS INC	507	Shares of Common Stock	9,003
ARADIGM CORP NEW	180	Shares of Common Stock	274
ARCELOR MITTAL NY NEW FNEW YO	525	Shares of Common Stock	40,609
ARCHER-DANIELS-MIDLND CO	110	Shares of Common Stock	5,107
ARM HOLDINGS PLC ADR F1 ADR	100	Shares of Common Stock	740
ASCENT SOLAR TECH INC ** PEN	400	Shares of Common Stock	9,944
ASPEN INSURANCE HOLDINGS** PEN	500	Shares of Common Stock	14,420
ATLAS CORPORATION	18,000	Shares of Common Stock	1,080
ATMEL CORP	2,000	Shares of Common Stock	8,640
ATMOS ENERGY CORP	1,000	Shares of Common Stock	28,040
AUCTION MILLS INC NEW	4	Shares of Common Stock	—
AUCXIS CORP	200	Shares of Common Stock	1
AUDIOVOX CP CL A	100	Shares of Common Stock	1,240
AUTO DATA PROCESSING	200	Shares of Common Stock	8,906
B J SERVICES CO	2,000	Shares of Common Stock	48,520
B M C SOFTWARE INC	400	Shares of Common Stock	14,256
BANDERA GOLD LTD F	500	Shares of Common Stock	355
BANK OF AMERICA CORP	1,654	Shares of Common Stock	68,232
BARCLAYS BANK IPATH ETN DJ AIG	206	Shares of Common Stock	11,584
BARCLAYS BANK IPATH ETN MSCI I	370	Shares of Common Stock	36,182
BAYER A G SPONSORED ADRFSPONSO	350	Shares of Common Stock	31,998
BAYSWATER URANIUM NEW F	1,000	Shares of Common Stock	831
BB&T CORPORATION	3,942	Shares of Common Stock	120,890
BEARTOOTH PLATINUM CORPF	31,000	Shares of Common Stock	3,140
BENTLEY PHARMACEUTICALS	100	Shares of Common Stock	1,509
BERKLEY W R CORPORATION	100	Shares of Common Stock	2,995
BERKSHIRE HATHAWAY CL B	6	Shares of Common Stock	28,416
BEST BUY INC	0.1	Shares of Common Stock	7
BHP BILLITON LTD ADR FSPONSO	518	Shares of Common Stock	36,271
BIOPURE CORP CL A NEW	16	Shares of Common Stock	10
BIOSANTE PHARMA INC NEW	3,500	Shares of Common Stock	13,230
BLACKSTONE GROUP LP ** PEN	367	Shares of Common Stock	8,130
BOARDWALK PIPELINE PTNRS** PEN	100	Shares of Common Stock	3,110
BOOTS & COOTS INTL NEW	1,500	Shares of Common Stock	2,445
BOSTON SCIENTIFIC CORP	1,000	Shares of Common Stock	11,630
BOTTOMLINE TECHNOLOGIES	200	Shares of Common Stock	2,800
BRINKS CO DUTCH	37	Shares of Common Stock	2,214
BRISTOL-MYERS SQUIBB CO ODDLOT	80	Shares of Common Stock	2,122
BROADRIDGE FINL SOLUTION	50	Shares of Common Stock	1,122
BROCADE COMMUNS SYS NEW	1,000	Shares of Common Stock	7,340
BROOKS AUTOMATION NEW DUTCH	31	Shares of Common Stock	410
BRUKER BIOSCIENCES CORP	600	Shares of Common Stock	7,980
BUILDERS FIRSTSOURCE INC	300	Shares of Common Stock	2,166
C V S CAREMARK CORP	125	Shares of Common Stock	4,969
CADAN RESOURCES CORP F	500	Shares of Common Stock	79
CANADIAN SOLAR INC F** PEN	275	Shares of Common Stock	7,741
CANADIAN ZINC CORP F	400	Shares of Common Stock	304
CAPITAL BANK CORP NEW	183	Shares of Common Stock	1,926
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
CARDINAL HEALTH INC	200	Shares of Common Stock	$11,550
CARTERS INC	80	Shares of Common Stock	1,548
CATERPILLAR INC	70	Shares of Common Stock	5,079
CELADON GROUP INC	200	Shares of Common Stock	1,832
CELGENE CORP	85	Shares of Common Stock	3,928
CELL GENESYS INC	5,400	Shares of Common Stock	12,420
CENTRAL SUN MINING INC F	307	Shares of Common Stock	362
CENVEO INC	2,500	Shares of Common Stock	43,675
CEPHALON INC	50	Shares of Common Stock	3,588
CHESAPEAKE UTIL CORP	100	Shares of Common Stock	3,185
CHEVRON CORPORATION	245	Shares of Common Stock	22,866
CHINA ENERGY SVGS TECH TRADIN	1,000	Shares of Common Stock	80
CHINA MEDICAL TECH ADR FSPONSO	500	Shares of Common Stock	22,195
CHINA MOBILITY SOLUTIONS	333	Shares of Common Stock	2
CHINA NEPSTAR CHAIN ADRF** PEN	50	Shares of Common Stock	879
CHINA SUNERGY CO ADR F** PEN	500	Shares of Common Stock	8,260
CIRRUS LOGIC INC	250	Shares of Common Stock	1,320
CISCO SYSTEMS INC	6,249	Shares of Common Stock	169,160
CITADEL BROADCASTING CP	33	Shares of Common Stock	68
CITIGROUP INC	617	Shares of Common Stock	18,175
CITRIX SYSTEMS INC	15	Shares of Common Stock	570
COACH INC	150	Shares of Common Stock	4,587
COCA COLA COMPANY	63	Shares of Common Stock	3,871
COEUR D ALENE MINES CP	3,500	Shares of Common Stock	17,290
COMCAST CORP NEW CL A	1,554	Shares of Common Stock	28,376
COMDISCO HOLDING CO RTSRIGHTS	150	Shares of Common Stock	23
COMPANHIA VALE DO ADR FSPONSO	720	Shares of Common Stock	23,522
COMPELLENT TECHS INC	450	Shares of Common Stock	5,414
COMPUTRZD THERML IMAGING	1,100	Shares of Common Stock	6
CONAGRA FOODS INC	10	Shares of Common Stock	238
CONOCOPHILLIPS	1,285	Shares of Common Stock	113,470
CONSOL ENERGY INC	101	Shares of Common Stock	7,234
CONTL AIRLINES CL B 1 VOTE	100	Shares of Common Stock	2,225
CONTL PRECIOUS MINERALSF	1,000	Shares of Common Stock	1,723
COOPER TIRE & RUBBER CO	2,500	Shares of Common Stock	41,450
COPANO ENERGY LLC ** PEN	454	Shares of Common Stock	16,497
COPART INC	270	Shares of Common Stock	11,489
CORNING INC	1,976	Shares of Common Stock	47,411
COUNTRYWIDE FINANCIAL CP	386	Shares of Common Stock	3,448
COVAD COMMUN GROUP INC	50,445	Shares of Common Stock	43,383
COVIDIEN LTD F	59	Shares of Common Stock	2,615
CROCS INC ** PEN	200	Shares of Common Stock	7,362
CROSSHAIR EXPL & MININGF	1,450	Shares of Common Stock	3,205
CYNOSURE INC ** PEN	600	Shares of Common Stock	15,876
DAYSTAR TECHNOLOGIES INC** PEN	1,500	Shares of Common Stock	9,375
DELL INC	3,640	Shares of Common Stock	89,216
DELTATHREE INC	200	Shares of Common Stock	80
DENISON MINES CORP F	2,200	Shares of Common Stock	19,624
DEVL DIVERSIFIED RLTY REIT	167	Shares of Common Stock	6,403
DIAGEO PLC NEW ADR F1 ADR	160	Shares of Common Stock	13,733
DIAMOND OFFSHR DRILLING	30	Shares of Common Stock	4,260
DIAMONDROCK HOSPITALITY	300	Shares of Common Stock	4,494
DIANA SHIPPING INC F** PEN	260	Shares of Common Stock	8,180
DIGITAL REALTY TRUST INC** PEN	140	Shares of Common Stock	5,372
DISCOVER FINANCIAL SVCS	100	Shares of Common Stock	1,513
DISNEY WALT CO	849	Shares of Common Stock	27,395
DITEM EXPLORATION INC F	1,000	Shares of Common Stock	750
DOLBY LABORATORIES INC ** PEN	700	Shares of Common Stock	34,804
DONNELLEY R R & SONS CO	486	Shares of Common Stock	18,342
DRYSHIPS INC F** PEN	450	Shares of Common Stock	34,830
DUKE ENERGY CORP NEW	3,260	Shares of Common Stock	65,754
DYNAMIC MATERIALS CORP	576	Shares of Common Stock	33,926
E C U SILVER MINING INCF	1,000	Shares of Common Stock	2,199
E DIGITAL CORPORATION	5,000	Shares of Common Stock	605
E M C CORP MASS	1,084	Shares of Common Stock	20,087
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Face Value,	Description of Investment Including
Identity of Issue, Borrower,	Units or	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Shares	Collateral, Par, or Maturity Value	Value
EARTHLINK INC	100	Shares of Common Stock	$707
EASTMAN KODAK COMPANY	105	Shares of Common Stock	2,301
EBAY INC	2,235	Shares of Common Stock	74,180
ECHELON CORPORATION	1,620	Shares of Common Stock	33,437
EL PASO CORPORATION	800	Shares of Common Stock	13,792
ELAN CORP PLC SPON ADR FSPONSO	2,700	Shares of Common Stock	59,346
ELECTROGLAS CORP	400	Shares of Common Stock	668
EMCORE CORP	300	Shares of Common Stock	4,590
ENERGY CONV DEVICES INC	25	Shares of Common Stock	841
ENERGY TRANSFER PARTNERS** PEN	301	Shares of Common Stock	10,608
ENERGY TRANSFER PARTNERSUNITS	140	Shares of Common Stock	7,543
ENRON CORP XXXBANKRU	1,400	Shares of Common Stock	—
ENTEGRIS INC DUTCH	1,000	Shares of Common Stock	8,630
ENTERPRISE PRD PRTNRS LP	275	Shares of Common Stock	8,767
ERICSSON TEL ADR B NEW FCL B S	100	Shares of Common Stock	2,335
EVERGREEN SOLAR INC	200	Shares of Common Stock	3,454
EVOLVING SYSTEMS INC	2,000	Shares of Common Stock	5,960
EXELON CORPORATION	140	Shares of Common Stock	11,430
EXTREME NETWORKS INC	600	Shares of Common Stock	2,124
EXXON MOBIL CORPORATION	255	Shares of Common Stock	23,858
FALCON OIL & GAS LTD F	50,000	Shares of Common Stock	17,480
FELLOWS ENERGY LTD	3,500	Shares of Common Stock	84
FINISH LINE INC CL A	506	Shares of Common Stock	1,224
FIRST HORIZON NATL CORP	100	Shares of Common Stock	1,815
FIRSTHAND TECHNOLOGY VALUE	416	Shares of Common Stock	18,513
FLAMEL TECH SA ADR FSPONSO	1,000	Shares of Common Stock	9,980
FLOWSERVE CORPORATION	50	Shares of Common Stock	4,810
FORD MOTOR COMPANY NEW	425	Shares of Common Stock	2,861
FOREST OIL CORP NEW	200	Shares of Common Stock	10,168
FOUNDATION COAL HLDGS IN** PEN	71	Shares of Common Stock	3,709
FREEPORT MCMORAN COPPER	75	Shares of Common Stock	7,683
FRIEDMAN BILLINGS GP NEWREIT C	1,260	Shares of Common Stock	3,956
FRONTIER OIL CORP	50	Shares of Common Stock	2,029
FUTURELINK CORP NEW	18	Shares of Common Stock	—
GAMESTOP CORP CL A NEW	200	Shares of Common Stock	12,422
GASCO ENERGY INC	1,500	Shares of Common Stock	2,985
GEMSTAR TV GUIDE INTL	300	Shares of Common Stock	1,428
GENCO SHIPPING & TRADING** PEN	70	Shares of Common Stock	3,833
GENERAL ELECTRIC COMPANY	2,841	Shares of Common Stock	105,330
GENERAL MILLS INC	26	Shares of Common Stock	1,454
GENERAL MOTORS CORP	115	Shares of Common Stock	2,851
GENTA INC NEW	3	Shares of Common Stock	2
GERDAU AMERISTEEL CORP F	160	Shares of Common Stock	2,275
GETTY REALTY CORP NEW REIT	202	Shares of Common Stock	5,387
GLOBAL ALUMINA CORP F	11,000	Shares of Common Stock	21,780
GLOBAL SOURCES LIMITED F	200	Shares of Common Stock	5,644
GOLD CANYON RES INC F	25,250	Shares of Common Stock	16,117
GOLD COAST MINING CORP	83	Shares of Common Stock	1
GOLDCORP INC NEW FEXCHAN	250	Shares of Common Stock	8,483
GOLDEN STAR RES LTD CDAF	1,000	Shares of Common Stock	3,160
GOLDMAN SACHS GROUP INC	30	Shares of Common Stock	6,452
GOLDMAN SACHS PFD PREASS	169	Shares of Common Stock	10,716
GOOGLE INC ** PEN	337	Shares of Common Stock	233,029
GRANITE CONSTRUCTION INC	225	Shares of Common Stock	8,141
GREAT LAKES DREDGE CORP ** PEN	150	Shares of Common Stock	1,310
GREY WOLF INC	2,000	Shares of Common Stock	10,660
GUARDIAN TECH INTL NEW	3,000	Shares of Common Stock	1,470
GULF ISLAND FABRICATION	1,000	Shares of Common Stock	31,710
HALLIBURTON CO HLDG CO EXCHAN	500	Shares of Common Stock	18,955
HANESBRANDS INC	500	Shares of Common Stock	13,585
HARMONIC INC	8,000	Shares of Common Stock	83,840
HARRIS & HARRIS	1,000	Shares of Common Stock	8,790
HEADWATERS INC	2,500	Shares of Common Stock	29,350
HEALTHSOUTH CORP NEW	3,080	Shares of Common Stock	64,680
HEIDRICK&STRUGGLES INTL	1,000	Shares of Common Stock	37,110
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Face Value,	Description of Investment Including
Identity of Issue, Borrower,	Units or	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Shares	Collateral, Par, or Maturity Value	Value
HELMERICH & PAYNE INC	100	Shares of Common Stock	$4,007
HERSHEY COMPANY	22	Shares of Common Stock	879
HEWLETT-PACKARD COMPANY	337	Shares of Common Stock	17,002
HOKU SCIENTIFIC INC ** PEN	475	Shares of Common Stock	5,415
HOME DEPOT INC TENDER	633	Shares of Common Stock	17,043
HUANENG PWR INTL ADR FSPONSO	140	Shares of Common Stock	5,782
HUDSON CITY BANCORP INC	100	Shares of Common Stock	1,502
HUMAN GENOME SCIENCES	50	Shares of Common Stock	522
IMAGING DIAGNOSTIC SYS	21,000	Shares of Common Stock	945
IMMERSION CORP	350	Shares of Common Stock	4,533
IMPACT SILVER CORP F	1,500	Shares of Common Stock	2,629
INFOCUS CORP	1,000	Shares of Common Stock	1,820
INGERSOLL RAND CO CL A FBERMUD	400	Shares of Common Stock	18,588
INOVIO BIOMEDICAL CORP	1,000	Shares of Common Stock	920
INTEL CORP	5,475	Shares of Common Stock	145,961
INTERIORS INC CL A	25,709	Shares of Common Stock	51
INTERPHARM HOLDINGS INC	1,000	Shares of Common Stock	430
INTL BUSINESS MACHINES	519	Shares of Common Stock	56,151
INTUITIVE SURGICAL NEW	111	Shares of Common Stock	35,853
INVESTORS BANCORP INC ** PEN	400	Shares of Common Stock	5,656
IOMAI CORPORATION ** PEN	1,100	Shares of Common Stock	1,131
IOMEGA CORP NEW	120	Shares of Common Stock	416
ISCO INTERNATIONAL INC	53,770	Shares of Common Stock	10,216
ISIS PHARMACEUTICALS INC	600	Shares of Common Stock	9,450
ITC HOLDINGS CORP ** PEN	80	Shares of Common Stock	4,514
IVY GLOBAL NATURAL RESOUR	660	Shares of Common Stock	25,738
JA SOLAR HLDGS LTD ADR F** PEN	450	Shares of Common Stock	31,415
JAMES HARDIE INDS ADR FSPONSO	1,000	Shares of Common Stock	28,160
JDS UNIPHASE CORP NEW	1,978	Shares of Common Stock	26,307
JENSEN PORTFOLIO CLASS J	249	Shares of Common Stock	7,093
JOHNSON & JOHNSON	552	Shares of Common Stock	36,798
JPMORGAN CHASE & CO	471	Shares of Common Stock	20,572
JULIUS BAER GLOBAL EQUITY	292	Shares of Common Stock	13,024
K SEA TRANSN PARTNERS LP** PEN	100	Shares of Common Stock	3,589
KAYNE ANDERSON MLP INVT ** PEN	592	Shares of Common Stock	17,370
KBR INC ** PEN	55	Shares of Common Stock	2,134
KNIGHT CAPITAL GROUP INC	300	Shares of Common Stock	4,320
KON PHILIPS ELEC NV NEWFSPONSO	45	Shares of Common Stock	1,924
KRAFT FOODS INC	323	Shares of Common Stock	10,546
KRISPY KREME DOUGHNUT CP	500	Shares of Common Stock	1,580
L INTERNATIONAL COMPUTER	200	Shares of Common Stock	3
L-1 IDENTITY SOLUTIONS	600	Shares of Common Stock	10,770
LAB CP OF AMER HLDG NEW	400	Shares of Common Stock	30,212
LDK SOLAR CO LTD ADR FSPONSO	100	Shares of Common Stock	4,701
LEVEL 3 COMMUNICATIONS	1,500	Shares of Common Stock	4,560
LILLY ELI & COMPANY ODDLOT	200	Shares of Common Stock	10,678
LIMITED BRANDS INC TENDER	329	Shares of Common Stock	6,230
LINDSAY CORPORATION	750	Shares of Common Stock	53,018
LINN ENERGY ** PEN	100	Shares of Common Stock	2,503
LSI CORPORATION	22	Shares of Common Stock	117
LUMINEX CORP DEL	1,350	Shares of Common Stock	21,924
M D U RESOURCES GROUP	529	Shares of Common Stock	14,606
MAGELLAN MIDSTREAM PTNRS	250	Shares of Common Stock	10,840
MANAS PETROLEUM CORP	2,000	Shares of Common Stock	5,820
MARAKAND MINERALS ORD F	20,000	Shares of Common Stock	1,990
MARINER ENERGY INC	161	Shares of Common Stock	3,684
MARKWEST ENERGY PTNR LP COMMON	300	Shares of Common Stock	10,134
MARSH & MC LENNAN CO INC	194	Shares of Common Stock	5,135
MARSICO 21ST CENTURY FD	1,952	Shares of Common Stock	34,042
MASIMO CORP NEW	170	Shares of Common Stock	6,707
MATTEL INCORPORATED	230	Shares of Common Stock	4,387
MC DONALDS CORP EXCHAN	270	Shares of Common Stock	15,893
MCGRAW-HILL COS	25	Shares of Common Stock	1,112
MEADOWBROOK INSURANCE GP	103	Shares of Common Stock	970
MEDCOHEALTH SOLUTIONS ODDLOT	40	Shares of Common Stock	4,056
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Face Value,	Description of Investment Including
Identity of Issue, Borrower,	Units, or	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Shares	Collateral, Par, or Maturity Value	Value
MEGA URANIUM LTD 12 WTSFWARRAN	1,500	Shares of Common Stock	$2,356
MEGA URANIUM LTD F	14,000	Shares of Common Stock	48,230
MEMC ELECTRNC MATERIALS	100	Shares of Common Stock	8,849
MERCK & CO INC	711	Shares of Common Stock	41,309
MERRILL LYNCH & CO INC	400	Shares of Common Stock	21,472
METANOR RESOURCES F	2,500	Shares of Common Stock	1,799
METRICOM INC NEW ^XXBANKRU	100	Shares of Common Stock	—
MGM MIRAGE TENDER	50	Shares of Common Stock	4,201
MICROAGE INC TRADIN	1,000	Shares of Common Stock	3
MICRON TECHNOLOGY INC	200	Shares of Common Stock	1,450
MICROSOFT CORP DUTCH	5,329	Shares of Common Stock	189,725
MICROVISION INC WA	1,000	Shares of Common Stock	3,900
MILACRON INC NEW	35	Shares of Common Stock	109
MILLENNIUM CELL INC	5,000	Shares of Common Stock	1,505
MIRACLE ENTERTAINMENT FTRADIN	6	Shares of Common Stock	—
MIRAMAR MINING FTENDER	4,000	Shares of Common Stock	25,160
MOLEX INCORPORATED CL A	900	Shares of Common Stock	23,643
MONSANTO CO NEW DEL	1,000	Shares of Common Stock	111,690
MONTPELIER RE HLDGS LTDF	102	Shares of Common Stock	1,736
MOTOROLA INCORPORATED ODDLOT	976	Shares of Common Stock	15,655
MULTIMEDIA GAMES INC DUTCH	1,000	Shares of Common Stock	8,340
N I I HOLDINGS INC NEW	250	Shares of Common Stock	12,080
NATL SCIENTIFIC CORP	250	Shares of Common Stock	6
NAVIOS MARITIME F	7,000	Shares of Common Stock	85,750
NESTLE S A REG B ADR F4 ADRS	70	Shares of Common Stock	8,038
NETFLIX INC	50	Shares of Common Stock	1,331
NEW ORIENTAL ED ADR F** PEN	125	Shares of Common Stock	10,074
NIKE INC CLASS B	50	Shares of Common Stock	3,212
NINTENDO LTD ADR F8 ADR	100	Shares of Common Stock	7,486
NOKIA CORP SPON ADR F1 ADR	150	Shares of Common Stock	5,759
NORTEL NETWORKS CP NEW F	100	Shares of Common Stock	1,509
NORTH AMERN DATACOM INC	1,000	Shares of Common Stock	—
NORTHPOINT COMMUN GROUP	1,800	Shares of Common Stock	2
NOVAMED INC	400	Shares of Common Stock	1,700
NUTRACEUTICAL INTL CORP	100	Shares of Common Stock	1,325
NUVELO INC NEW	5,000	Shares of Common Stock	9,150
OBN HOLDINGS INC NEW	200	Shares of Common Stock	102
OIL SERVICE HOLDERS TR FDEPOSI	100	Shares of Common Stock	18,902
OMNICARE INC	68	Shares of Common Stock	1,554
OMNICOM GROUP INC	25	Shares of Common Stock	1,188
ON2 TECHNOLOGIES INC	10,000	Shares of Common Stock	10,200
ONLINE RESOURCES CORP	20,000	Shares of Common Stock	238,400
ONYX PHARMACEUTICALS INC	100	Shares of Common Stock	5,562
ORACLE CORPORATION	980	Shares of Common Stock	22,128
OXUS GOLD PLC WEF ORD F	200,000	Shares of Common Stock	176,160
P P G INDUSTRIES INC ODDLOT	360	Shares of Common Stock	25,304
PACIFIC CONTINENTAL CORPOREGON	281	Shares of Common Stock	3,518
PACIFIC ETHANOL INC	300	Shares of Common Stock	2,463
PALADIN RES LTD ORD FCANADI	1,000	Shares of Common Stock	5,962
PALM INC	928	Shares of Common Stock	5,880
PAN AMERICAN SILVER CP F	200	Shares of Common Stock	6,986
PANERA BREAD CO CL A	275	Shares of Common Stock	9,851
PCCW LIMITED NEW ORD F	180	Shares of Common Stock	107
PEPSI BOTTLING GROUP INC	25	Shares of Common Stock	991
PEPSICO INCORPORATED	212	Shares of Common Stock	16,119
PERRITT MICRO CAP OPPORT	1,098	Shares of Common Stock	29,343
PFIZER INCORPORATED ODDLOT	5,072	Shares of Common Stock	115,298
PINETREE CAPITAL NEW F	1,500	Shares of Common Stock	6,475
PIPER JAFFRAY COS NEW ODDLOT	1	Shares of Common Stock	46
PLAINS ALL AMERN PPLN LPUNIT L	300	Shares of Common Stock	15,600
PLATINUM UNDERWRITERS F	900	Shares of Common Stock	32,004
PLUG POWER INC	125	Shares of Common Stock	494
POINTER TELOCATION LTD F	1,000	Shares of Common Stock	6,160
POLYCOM INC	450	Shares of Common Stock	12,501
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Face Value,	Description of Investment Including
Identity of Issue, Borrower,	Units or	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Shares	Collateral, Par, or Maturity Value	Value
POWERSHS QQQ TRUST SER 1	620	Shares of Common Stock	$31,744
PRESCIENT APPLIED INTELL	10	Shares of Common Stock	1
PRICELINE.COM INC NEW	294	Shares of Common Stock	33,769
PRIMEWEST ENERGY TR NEWFTRUST	1,079	Shares of Common Stock	29,284
PROCTER & GAMBLE	459	Shares of Common Stock	33,708
PROLOGIS REIT	135	Shares of Common Stock	8,556
PROXIM CORP NEW ^XXWORTHL	15	Shares of Common Stock	—
PUMA EXPLORATION INC F	5,250	Shares of Common Stock	2,660
QUALCOMM INC	617	Shares of Common Stock	24,277
QUALMARK CORP	400	Shares of Common Stock	356
R F MICRO DEVICES INC	1,000	Shares of Common Stock	5,710
RAINIER MID CAP EQUITY PORT O	90	Shares of Common Stock	3,971
RAMBUS INC DEL	484	Shares of Common Stock	10,135
RAMCO GERSHENSON PPTY MDTRUST	52	Shares of Common Stock	1,111
RAYMOND JAMES FINL INC	501	Shares of Common Stock	16,379
RAYTHEON COMPANY NEW ODD LO	343	Shares of Common Stock	20,843
REALNETWORKS INC	2,000	Shares of Common Stock	12,180
REGIONS FINANCIAL CP NEW	1,500	Shares of Common Stock	35,475
RESEARCH IN MOTION LTD F	271	Shares of Common Stock	30,731
RESIN SYSTEMS INC F	2,400	Shares of Common Stock	3,816
REVLON INC CL A	150	Shares of Common Stock	177
RITE AID CORPORATION	100	Shares of Common Stock	279
RIVERSTONE NETWORKS IXXXESCROW	102	Shares of Common Stock	—
ROCKWELL AUTOMATION INC	9	Shares of Common Stock	621
ROCKWELL COLLINS INC	9	Shares of Common Stock	648
ROWAN COMPANIES INC	720	Shares of Common Stock	28,411
S K TELECOM LTD ADR FSPONSO	200	Shares of Common Stock	5,968
S P D R TRUST UNIT SR 1 EXPIRI	323	Shares of Common Stock	47,178
S1 CORPORATION DUTCH	382	Shares of Common Stock	2,789
SAFEGUARD SCIENTIFIC INC	1,000	Shares of Common Stock	1,800
SAFEWAY INC	94	Shares of Common Stock	3,216
SAN ANTON RESOURCE CP F	6,200	Shares of Common Stock	4,837
SANGUINE CORP	4,000	Shares of Common Stock	240
SCANDINAVIAN MINERALS F	200	Shares of Common Stock	1,571
SCHEIN HENRY INC	120	Shares of Common Stock	7,368
SCHERING PLOUGH CORP	197	Shares of Common Stock	5,248
SCHLUMBERGER LTD F	560	Shares of Common Stock	55,087
SEACOAST BK CORP FLA COMMON	100	Shares of Common Stock	1,028
SEALED AIR CORP NEW	301	Shares of Common Stock	6,961
SEVEN SEAS PETE NEW ORDFTRADIN	2,000	Shares of Common Stock	—
SHAW COMMUN INC CL B FWITH S	240	Shares of Common Stock	5,683
SHELDAHL INC ^XXBANKRU	300	Shares of Common Stock	—
SHOREHAM RESOURCES LTD F	7,000	Shares of Common Stock	2,199
SILGAN HOLDINGS INC	48	Shares of Common Stock	2,509
SILICON GRAPHICS INC XXXBANKRU	1,000	Shares of Common Stock	17
SILVER WHEATON CORP F	500	Shares of Common Stock	8,485
SILVERSTONE RESOURCES F	1,840	Shares of Common Stock	5,034
SIMON PPTY GROUP NEW REIT/N	70	Shares of Common Stock	6,080
SIRIUS SATELLITE RADIO	439	Shares of Common Stock	1,330
SIRTRIS PHARMACEUTICALS ** PEN	50	Shares of Common Stock	685
SMAVE SOLUTIONS INC	15	Shares of Common Stock	1
SOLARFUN POWER HOLDINGS ** PEN	100	Shares of Common Stock	3,265
SOMANETICS CORP NEW	150	Shares of Common Stock	3,548
SONICBLUE INC	700	Shares of Common Stock	1
SONY CORP ADR NEW F1 ADR	100	Shares of Common Stock	5,430
SOUTHERN COPPER CORP	40	Shares of Common Stock	4,205
SOUTHWEST AIRLINES CO	962	Shares of Common Stock	11,739
SPECTRA ENERGY CORP	1,630	Shares of Common Stock	42,087
STANDARD MOTOR PRODS INC	600	Shares of Common Stock	4,896
STARBUCKS CORP	662	Shares of Common Stock	13,551
STERICYCLE INC	200	Shares of Common Stock	11,880
STEWART ENTERPRISES CL A	209	Shares of Common Stock	1,858
STRATEGIC RESOURCES LTD	2,500	Shares of Common Stock	175
SUN MICROSYSTEMS INC NEW	1,124	Shares of Common Stock	20,378
SUNTRUST BANKS INC	200	Shares of Common Stock	12,498
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007
		Description of Investment Including
Identity of Issue, Borrower,	Face Value,	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
SUPERVALU INC	75	Shares of Common Stock	$2,814
SUREBEAM CORP TRADIN	600	Shares of Common Stock	2
SYMMETRY MEDICAL INC ** PEN	60	Shares of Common Stock	1,046
SYNTEL INC	2,000	Shares of Common Stock	77,040
T J X COS INC	106	Shares of Common Stock	3,037
T R C COMPANIES INC	105	Shares of Common Stock	840
TANZANIAN ROYALTY EXPL F	10,992	Shares of Common Stock	73,317
TARGET CORPORATION	658	Shares of Common Stock	32,886
TELULAR CORP NEW	15,000	Shares of Common Stock	102,750
TENCENT HOLDINGS ORD F	9,000	Shares of Common Stock	68,157
TEREX CORP	55	Shares of Common Stock	3,606
TEVA PHARM INDS LTD ADRFWITH S	450	Shares of Common Stock	20,916
TEXAS INSTRUMENTS INC	51	Shares of Common Stock	1,695
THE SOUTHERN COMPANY	365	Shares of Common Stock	14,138
THORIUM POWER LTD	5,000	Shares of Common Stock	1,900
TIANRONG BLDG MAT HLDGS	1,000	Shares of Common Stock	—
TIDEWATER INC (CITIZEN) US CIT	125	Shares of Common Stock	6,858
TIME WARNER INC	709	Shares of Common Stock	11,706
TIVO INC	100	Shares of Common Stock	834
TRANE INC	119	Shares of Common Stock	5,581
TRANSOCEAN INC NEW F	83	Shares of Common Stock	11,881
TRANSWITCH CORPORATION	1,000	Shares of Common Stock	880
TRAVELERS COMPANIES INC	38	Shares of Common Stock	2,049
TRENWICK GROUP LTD ORD F	700	Shares of Common Stock	1
TRINA SOLAR LTD ADR F** PEN	100	Shares of Common Stock	5,380
TRINITY INDUSTRIES INC	100	Shares of Common Stock	2,776
TRUEBLUE INC	150	Shares of Common Stock	2,172
TRUSTCO BANK CORP N Y	549	Shares of Common Stock	5,446
TURNER CORE GROWTH INSTIT	2,109	Shares of Common Stock	31,556
TYCO ELECTRONICS LTD F	59	Shares of Common Stock	2,192
U S AIRWAYS GROUP INC	100	Shares of Common Stock	1,471
U S BANCORP DEL NEW	100	Shares of Common Stock	3,174
U S G CORPORATION NEW	130	Shares of Common Stock	4,653
UNILEVER N V NY SHS NEWFWITH S	200	Shares of Common Stock	7,292
UNITED PARCEL SERVICE B CLASS	226	Shares of Common Stock	15,963
UNITED TECHNOLOGIES CORP	222	Shares of Common Stock	16,992
UNIVERSAL DISPLAY CORP	100	Shares of Common Stock	2,067
URANERZ ENERGY CORP	600	Shares of Common Stock	1,572
US BIOTEC INC NEW	196	Shares of Common Stock	10
USA FLORAL PRODS INC ^XXBANKRU	400	Shares of Common Stock	—
VALASSIS COMMUNICATIONS	200	Shares of Common Stock	2,338
VARIAN MEDICAL SYSTEMS	400	Shares of Common Stock	20,864
VAXGEN INC	100	Shares of Common Stock	55
VEOLIA ENVIRON ADR FSPONSO	100	Shares of Common Stock	9,098
VERISIGN INC	1,170	Shares of Common Stock	44,004
VERIZON COMMUNICATIONS	937	Shares of Common Stock	40,920
VESTA INSURANCE GROUP	216	Shares of Common Stock	—
VIE FINANCIAL GROUP NEW	15	Shares of Common Stock	—
VISHAY INTERTECHNOLOGY	400	Shares of Common Stock	4,564
WACHOVIA CORP NEW	167	Shares of Common Stock	6,351
WAL-MART STORES INC	593	Shares of Common Stock	28,208
WALTER INDUSTRIES INC	360	Shares of Common Stock	12,935
WATTS WATER TECH INC A CLASS	700	Shares of Common Stock	20,860
WELLS FARGO & CO NEW	526	Shares of Common Stock	15,876
WESTERN COPPER CORP F	80	Shares of Common Stock	92
WESTERN REFINING INC ** PEN	4,022	Shares of Common Stock	97,379
WESTERN WATER CO ^XXBANKRU	1,000	Shares of Common Stock	—
WESTPOINT STEVENS INC	201	Shares of Common Stock	0
WHIRLPOOL CORP	200	Shares of Common Stock	16,326
WHOLE FOODS MARKET INC	110	Shares of Common Stock	4,501
WILLIAMS COMPANIES	500	Shares of Common Stock	17,890
WILLIS GROUP HOLDINGS F	1,735	Shares of Common Stock	65,878
WYETH	200	Shares of Common Stock	8,838
XEROX CORP	200	Shares of Common Stock	3,238
XM SATELLITE RADIO HLDGSCLASS	75	Shares of Common Stock	918
(Continued)

WILLIS 401(k) RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART 1V, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

		Description of Investment Including
Identity of Issue, Borrower,	Face Value	Maturity Date, Rate of Interest,	Current
Lessor, or Similar Party	Units or Shares	Collateral, Par, or Maturity Value	Value
YAHOO INC	48	Shares of Common Stock	$1,116
YAMANA GOLD INC F	750	Shares of Common Stock	9,705
YORA INTL INC NEW	275	Shares of Common Stock	39
YUM BRANDS INC	175	Shares of Common Stock	6,697
ZIMMER HOLDINGS INC	8	Shares of Common Stock	529
ZION OIL & GAS INC ** PEN	800	Shares of Common Stock	5,354
ZIX CORPORATION	20	Shares of Common Stock	92
IDEARC, INC.	14	Shares of Common Stock	246
TYCO INTL LTD NEW	559	Shares of Common Stock	22,166
WABCO HOLDINGS	39	Shares of Common Stock	1,954
MUELLER WATER B	594	Shares of Common Stock	5,922
LULULEMON ATHLETICA	200	Shares of Common Stock	9,474
FEDERATED U.S. GOVT SEC FD 2-5	1,758	Units of Investment Trusts	19,948
ISHARES MSCI AUSTRIA AUSTRI	280	Units of Investment Trusts	10,326
ISHARES MSCI BRAZIL INDXBRAZIL	100	Units of Investment Trusts	8,070
ISHARES MSCI EMRG MKT FDWITH S	744	Units of Investment Trusts	111,768
ISHARES MSCI EMU INDX FDMSCI E	70	Units of Investment Trusts	8,352
ISHARES MSCI JPN IDX FD JAPAN	1,308	Units of Investment Trusts	17,388
ISHARES RUSSELL MIDCAP GROWTH	100	Units of Investment Trusts	11,394
ISHARES S&P GLBL INDX FDGLOBAL	379	Units of Investment Trusts	30,688
ISHARES S&P GLOBAL MATLSSECTOR	110	Units of Investment Trusts	8,530
ISHARES S&P SMALLCAP 600S&P SM	100	Units of Investment Trusts	13,486
ISHARES SILVER TRUST INDEX	35	Units of Investment Trusts	5,144
ISHARES TR COHEN & STEERWITH S	200	Units of Investment Trusts	15,828
ISHARES TR COMEX GOLD ** PEN	1,305	Units of Investment Trusts	107,597
ISHARES TR DJ US UTILS SECTOR	84	Units of Investment Trusts	8,603
ISHARES TR GOLDMAN SACHSNATURA	60	Units of Investment Trusts	8,074
ISHARES TR LEHMAN TIPS TIPS B	106	Units of Investment Trusts	11,190
ISHARES TR MSCI EAFE FD WITH S	466	Units of Investment Trusts	36,599
ISHARES TR NASDAQ BIO FDNASDAQ	150	Units of Investment Trusts	12,177
ISHARES TR NYSE COMP FD NYSE C	113	Units of Investment Trusts	10,073
ISHARES TRUST INDEX FUNDFTSE X	111	Units of Investment Trusts	18,920
SECTOR SPDR ENGY SELECT SHARES	216	Units of Investment Trusts	17,140
SECTOR SPDR HEALTH FUND SHARES	102	Units of Investment Trusts	3,613
SPDR DJ WILSHIRE INTL REAL E	157	Units of Investment Trusts	8,952
SPDR MSCI ACWI EX-US	125	Units of Investment Trusts	5,158
SPDR S&P OIL & GAS EQUIPSERVIC	400	Units of Investment Trusts	16,232
STREETTRACKS GOLD TRUST	665	Units of Investment Trusts	54,836
VANGUARD TOTAL BD MARKET INDEX	5,143	Units of Investment Trusts	52,248
VANGUARD TOTAL INTL STOCK	3,384	Units of Investment Trusts	67,309
VANGUARD TOTAL STOCK MKT INDEX	335	Units of Investment Trusts	11,861
VANGUARD TOTAL STOCK MKTSTK MK	384	Units of Investment Trusts	55,798
VANGUARD VALUE INDEX FUND I	543	Units of Investment Trusts	14,079
* PARTICIPANT LOANS RECEIVABLE		Participant notes receivable bearing interest
		ranging from 5% to 10.2% and maturity
		dates from January 16, 2008 to December 15, 2022	4,064,727

			$307,506,043

*	Indicates party-in-interest

Cost information is not required for participant-directed investments and, therefore, is not included.
(Concluded)